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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               MIM CORPORATION
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)


                                 553044108
                     ----------------------------------
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement /  /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting benefical ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment susequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 553044108             SCHEDULE 13G                  PAGE 2 OF 8 PAGES
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 (1) NAME OF REPORTING PERSON:
     SS or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     E. David Corvese         S.S. ####-##-####
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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  / /
     OF A GROUP *                            (b)  / /
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 (3) SEC USE ONLY

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 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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 Number of Shares             (5) SOLE VOTING POWER
 Beneficially                       2,754,056*
 Owned by                    --------------------------------------------------
 Each Reporting               (6) SHARED VOTING POWER
 Person With:                       0
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                    2,454,056
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER

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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,754,056*
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(10) Check box if the Aggregate Amount in Row (9) Excludes Certain Shares *
             /x/
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(11) Percent of Class Represented by Amount in Row (9)
     15.43%
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(12) Type of Reporting Person *
     IN
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                  *SEE INSTRUCTION BEFORE FILLING OUT!
*See Item 4 below.

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ITEM 1.

    (a)   Name of Issuer:

          MIM Corporation, a Delaware corporation
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    (b)   Address of Issuer's Principal Executive Offices:

          100 Clearbrook Road
          Elmsford, NY 10523
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ITEM 2.

    (a)   Name of Person Filing:

          E. David Corvese, an individual
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    (b)   Address of Principal Business Office or, if none, Residence:

          839-C Ministerial Road
          Wakefield, RI 02879
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    (c)   Citizenship:

          United States
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    (d)   Title of Class of Securities:

          Common Stock
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    (e)   CUSIP Number:

          553044108
          ---------------------------------------------------------------------

ITEM 3.  Not Applicable.

ITEM 4.  Ownership.

         Amount Beneficially Owned:
         2,754,056*
         ----------------------------------------------------------------------

         * This amount represents the Reporting Person's direct holdings as of the end of the Issuer's most


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         recent fiscal year (December 31, 1998) and includes (i) 2,162,106 shares owned directly by the Reporting Person and (ii) 591,950 shares issuable upon the exercise of stock options. The amount owned directly by the Reporting Person includes 300,000 shares subject to the unexercised portion of options granted by the Reporting Person to Leslie B. Daniels, formerly a member of the Issuer's Board of Directors.

         As of December 31, 1997, the Reporting Person held 7,469,056 shares which included (i) 6,132,106 shares then owned directly by the Reporting Person and (ii) 1,336,950 shares then issuable upon the exercise of stock options. The amount then owned directly by the Reporting Person also included 300,000 shares subject to options granted by the Reporting Person to Mr. Daniels, 1,500,000 shares subject to options granted by the Reporting Person to Richard H. Friedman, the Issuer's Chief Executive Officer and Chairman of the Board of Directors and 3,040,000 shares subject to options granted by the Reporting Person to John H. Klein, formerly the Issuer's Chief Executive Officer and Chairman of the Board of Directors. In January 1998, Mr. Klein exercised options to purchase 1,800,000 shares from the Reporting Person. The unexercised portion of Mr. Klein's options expired in connection with his termination of employment with the Issuer. In January 1998, Mr. Friedman exercised his option to purchase 1,500,000 shares from the Reporting Person.

         From March 1, 1998 to November 25, 1998, the Reporting Person exercised options to purchase from the Issuer an aggregate of 745,000 shares and immediately sold such shares in open market transactions. On August 25, 1998, the Issuer's Registration Statements on Form S-3 was declared effective by the U.S. Securities and Exchange Commission which registered the proposed sale by the Reporting Person (and certain related entities) of up to 2,323,053 shares of common stock (which included 672,106 shares owned directly by the Reporting Person). From September 1998 to November 1998, the Reporting Person sold

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         an aggregate of 670,000 shares owned directly in open market transactions pursuant to the Form S-3.

         Shares reported by the Reporting Person do not include shares directly owned by the Reporting Person's spouse or shares held in trusts of which the Reporting Person is not a beneficiary or trustee. The Reporting Person disclaims beneficial ownership of all such shares. During a portion of 1998, the Reporting Person had entered into an agreement with an investment adviser to assist in the management of certain of his portfolio assets, including a portion of his shares of the Issuer's Common Stock. Such agreement has been terminated.


         Percent of Class:
         **15.43%
         ----------------------------------------------------------------------

         ** Based upon 17,840,749 shares of common stock outstanding as of October 30, 1998, as represented by the Issuer in its Quarterly Report pursuant to Section 13 of the Securities Exchange Act of 1934 on Form 10-Q for the fiscal quarter ended September 30, 1998 and as adjusted to include shares issuable upon exercise of options held by the Reporting Person as of December 31, 1998. This percentage was calculated pursuant to Rule 13d-3(d)(1).

         Number of shares as to which such person had (as of December 31, 1998):

          (i) sole power to vote or to direct the vote:
              2,754,056
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         (ii) shared power to vote or to direct the vote:
              0
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of:
              2,454,056
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         (iv) shared power to dispose or to direct the disposition of:
              0
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ITEM 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable
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ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable
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ITEM 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company:

         Not Applicable
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ITEM 8.  Identification and Classification of Members of the Group:

         Not Applicable
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ITEM 9.  Notice of Dissolution of Group:

         Not Applicable
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ITEM 10. Certification:

         Not Applicable
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 1999
                                       ----------------------------------------
                                       E. DAVID CORVESE